EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION
Mercury Defense Systems, Inc.	California
Nihon Mercury Computer Systems K.K.	Japan
Mercury Computer Systems N.V.	The Netherlands
Mercury Computer Systems Ltd.	United Kingdom